SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For August, 2019
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

Corporate Taxpayer’s ID (CNPJ): 43.776.517/0001-80

NOTICE TO THE MARKET

Companhia de Saneamento Básico do Estado de São Paulo – Sabesp (“Company” or “Sabesp”), hereby announces to its shareholders and the market in general that the São Paulo State Sanitation and Energy Regulatory Agency (ARSESP - Agência Reguladora de Saneamento e Energia do Estado de São Paulo), published on this date, in the newspaper Official Gazette of the State of São Paulo (Diário Oficial do Estado de São Paulo), Resolution No. 894 containing the following information regarding the schedule for the 3rd Ordinary Tariff Revision  (OTR):

i)           The 3rd OTR for Sabesp will begin in June 2020 and will end by April 2021;

ii)         The 3rd OTR for Sabesp will be comprised of the following phases and activities:

a) Establishing of the Weighted Average Cost of Capital;

b) Establishing of the methodology to be used in the tariff cycle (2021-2024);

c) Submission of a Business Plan by Sabesp and analysis of the information by ARSESP, including the General Quality Index;

d) Establishing of the Average Maximum Tariff (P0), X Factor and Tariff Repositioning Index; and

e) Public consultations and hearings and analysis of the contributions received.

iii)        ARSESP will disclose the detailed schedule for 3rd OTR during the first half of 2020, as provided for in the DEF 16 Action (Schedule of events for the 3rd Ordinary Tariff Revision for Sabesp) of the Regulatory Agenda for the 2019-2020 biennium.

The full version of the Resolution No 894 is available at Sabesp’s Investor Relations' website.

The Company will keep the market informed on developments in the matter in this Notice to the Market.

São Paulo, August 2, 2019.

Rui de Britto Álvares Affonso

Chief Financial Officer and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: August 2, 2019

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.